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                           June 29, 2021

       Shuo Shi
       Chief Executive Officer
       WiMi Hologram Cloud Inc.
       No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing
       The People   s Republic of China, 100020

                                                        Re: WiMi Hologram Cloud
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed June 25, 2021
                                                            File No. 333-257383

       Dear Mr. Shi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Wray, Staff Attorney, at 202-551-3483 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Yang Ge